UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

BioLineRx Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share
(Title of Class of Securities)

09071M205**
(CUSIP Number)

May 26, 2020 / June 1, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The CUSIP number is for the American Depository Shares (“ADSs”) that trade on the NASDAQ Global Market, each representing 15 Ordinary Shares. The ISIN number for the Ordinary Shares is US09071M2052.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	09071M205**	Page 2 of 9

1	NAME OF REPORTING PERSON Altium Capital Management, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: 82-2066653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 1,700,699 ADSs (equivalent of 25,510,485 Ordinary Shares) 1,700,699 ADSs issuable upon exercise of Warrants(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,700,699 ADSs (equivalent of 25,510,485 Ordinary Shares) 1,700,699 ADSs issuable upon exercise of Warrants(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,699 ADSs (equivalent of 25,510,485 Ordinary Shares) 1,700,699 ADSs issuable upon exercise of Warrants(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%(1)(2)
12	TYPE OF REPORTING PERSON IA

___________

(1)	As more fully described in Item 4, the Reporting Person is deemed to beneficially own 25,510,485 Ordinary Warrants based on beneficial ownership of 1,700,699 Warrants, each representing 15 Ordinary Warrants. The Warrants are subject to a 4.99% blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of ADSs (or equivalent Ordinary Shares) that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of ADSs (or equivalent Ordinary Shares) beneficially owned by each such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

(2)	Based on 296,478,252 shares of Ordinary Shares outstanding as of May 31, 2020 as set forth in the Issuer’s Form 424B5 Prospectus filed with the Securities and Exchange Commission on June 3, 2020.

CUSIP No .	09071M205**	Page 3 of 9

1	NAME OF REPORTING PERSON Altium Growth Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: 82-2105101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 1,700,699 ADSs (equivalent of 25,510,485 Ordinary Shares) 1,700,699 ADSs issuable upon exercise of Warrants(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,700,699 ADSs (equivalent of 25,510,485 Ordinary Shares) 1,700,699 ADSs issuable upon exercise of Warrants(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,699 ADSs (equivalent of 25,510,485 Ordinary Shares) 1,700,699 ADSs issuable upon exercise of Warrants(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%(1)(2)
12	TYPE OF REPORTING PERSON PN

___________

(1)	As more fully described in Item 4, the Reporting Person is deemed to beneficially own 25,510,485 Ordinary Warrants based on beneficial ownership of 1,700,699 Warrants, each representing 15 Ordinary Warrants. The Warrants are subject to a 4.99% blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of ADSs (or equivalent Ordinary Shares) that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of ADSs (or equivalent Ordinary Shares) beneficially owned by each such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

(2)	Based on 296,478,252 shares of Ordinary Shares outstanding as of May 31, 2020 as set forth in the Issuer’s Form 424B5 Prospectus filed with the Securities and Exchange Commission on June 3, 2020.

CUSIP No .	09071M205**	Page 4 of 9

1	NAME OF REPORTING PERSON Altium Capital Growth GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: 82-2086430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 1,700,699 ADSs (equivalent of 25,510,485 Ordinary Shares) 1,700,699 ADSs issuable upon exercise of Warrants(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,700,699 ADSs (equivalent of 25,510,485 Ordinary Shares) 1,700,699 ADSs issuable upon exercise of Warrants(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,699 ADSs (equivalent of 25,510,485 Ordinary Shares) 1,700,699 ADSs issuable upon exercise of Warrants(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%(1)(2)
12	TYPE OF REPORTING PERSON PN

___________

(1)	As more fully described in Item 4, the Reporting Person is deemed to beneficially own 25,510,485 Ordinary Warrants based on beneficial ownership of 1,700,699 Warrants, each representing 15 Ordinary Warrants. The Warrants are subject to a 4.99% blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of ADSs (or equivalent Ordinary Shares) that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of ADSs (or equivalent Ordinary Shares) beneficially owned by each such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

(2)	Based on 296,478,252 shares of Ordinary Shares outstanding as of May 31, 2020 as set forth in the Issuer’s Form 424B5 Prospectus filed with the Securities and Exchange Commission on June 3, 2020.

CUSIP No.	09071M205**	Page 5 of 9

Item 1(a).		Name of Issuer:	BioLineRx Ltd. (the “Issuer”)

Item 1(b).		Address of Issuer’s Principal Executive Offices:	2 HaMa’ayan Street Modi’in 7177871, Israel

Item 2(a).

Name of Person Filing:

This statement is jointly filed by and on behalf of each of Altium Growth Fund, LP (the “Fund”), Altium Capital Management, LLC, and Altium Growth GP, LLC. The Fund is the record and direct beneficial owner of the securities covered by this statement. Altium Capital Management, LP is the investment adviser of, and may be deemed to beneficially own securities, owned by, the Fund. Altium Growth GP, LLC is the general partner of, and may be deemed to beneficially own securities owned by, the Fund.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the reporting person is 152 West 57 Street, FL 20, New York, NY 10019

Item 2(c).		Citizenship:
See Item 4 on the cover page(s) hereto.

Item 2(d).		Title of Class of Securities:
Ordinary Shares, par value NIS 0.10 per share (the “Ordinary Shares”)

Item 2(e).		CUSIP Number: 09071M205**

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	09071M205**	Page 6 of 9

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the events which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person listed above and is incorporated by reference for each such Reporting Person. The percentage set forth in line 11 of the cover page for each Reporting Person is based on 296,478,252 Ordinary Shares issued and outstanding as of May 31, 2020, as set forth in the Issuer’s Form 424B5 Prospectus filed with the Securities and Exchange Commission on June 3, 2020.

Pursuant to the terms of the securities purchase agreement entered into between the Fund and the Issuer, the Fund purchased ADSs and Warrants. The Reporting Persons cannot exercise the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the ADSs (the “Warrant Blocker”). The percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Warrant Blocker. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to convert any of the Warrants.

CUSIP No .	09071M205**	Page 7 of 9

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 4, 2020

Altium Capital Management, LP

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	CEO

Altium Growth Fund, LP

By:	Altium Growth GP, LLC
Its:	General Partner

Signature:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member of Altium Growth GP, LLC

Altium Growth GP, LLC

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member

EXHIBIT INDEX

EXHIBIT 1:	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Members of Group

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:	June 4, 2020

Altium Capital Management, LP

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	CEO

Altium Growth Fund, LP

By:	Altium Growth GP, LLC
Its:	General Partner

Signature:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member of Altium Growth GP, LLC

Altium Growth GP, LLC

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member